As filed with the Securities and Exchange Commission on September 6, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

NSTOR TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NORMANDY ACQUISITION CORPORATION

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

67018N108

(CUSIP Number of Class of Securities)

STEVE BARBER

CHIEF EXECUTIVE OFFICER

XYRATEX LTD

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 5, 2005 (the “Schedule TO”), relating to a tender offer by Normandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and indirect wholly owned subsidiary of Xyratex Ltd, a Bermuda corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.05 per share, of nStor Technologies, Inc., a Delaware corporation (the “Company”), for a purchase price of $0.105 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

Items 8 and 11. Interest In Securities of the Subject Company; Additional Information.

Items 8 and 11 are hereby amended to add the following:

At 12:00 midnight, New York City time, on Friday, September 2, 2005, the Offer expired. Based on preliminary information from the Depositary, as of Friday, September 2, 2005 stockholders of the Company had validly tendered and not validly withdrawn 155,094,600 Shares during the Offer. This brings Parent’s beneficial Share ownership to approximately 94% of the total outstanding Shares. Parent has accepted for payment all Shares validly tendered in the Offer. On September 5, 2005, Parent issued a press release announcing the results of the Offer. The full text of the press release announcing the expiration and completion of the Offer is attached as Exhibit (a)(1)(I) herein and incorporated herein by reference.

Item 12. Exhibits

*(a)(1)(A)	Offer to Purchase dated August 5, 2005.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

*(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(a)(1)(I)	Press Release issued by Xyratex Ltd dated September 5, 2005.

(b)	None.

(c)	Not Applicable.

*(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

*(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

*(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

*(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

*(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2005	XYRATEX LTD

	By:	/s/ STEVE BARBER
	Name:	Steve Barber
	Title:	Chief Executive Officer

NORMANDY ACQUISITION CORPORATION

	By:	/s/ STEVE BARBER
	Name:	Steve Barber
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

*(a)(1)(A)	Offer to Purchase dated August 5, 2005.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

*(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(a)(1)(I)	Press Release issued by Xyratex Ltd dated September 5, 2005.

(b)	None.

(c)	Not Applicable.

*(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

*(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

*(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

*(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

*(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.